Via EDGAR

January 11, 2021

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	loanDepot, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on December 22, 2020
CIK No. 0001831631

Dear Mr. Horowitz,

Set forth below are the responses of loanDepot, Inc. (“we,” “our” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 6, 2021, with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), CIK No. 0001831631, submitted to the Commission on December 22, 2020.

In addition, we have revised the Draft Registration Statement in response to the Staff’s comment and are publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) concurrently with this letter. Additionally, we are providing a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary Historical and Pro Forma Consolidated Financial Information Loan Origination Metrics, page 25

1.

We note your response to comment 7 stating that you do not believe the disclosure of the requested information would provide any additional material information that would be useful to investors and that management does not use the metrics. However, we also note your disclosure and discussion of measures such as average profitability per retail licensed loan officer, average monthly closings per licensed loan officer and customer acquisition costs elsewhere in the filing for the period ended September 30, 2020 (e.g., pages 2, 6, 7, etc.). Please help us reconcile your response that these are not material or meaningful measures and are not used by management with the fact that they are disclosed and discussed elsewhere in the filing. In addition, considering that you disclose these quantitative measures for the period ended September 30, 2020, tell us why you do not believe it is meaningful or necessary to also disclose the prior period comparable quantitative measures from a trends perspective.

RESPONSE:

We have revised the Registration Statement on pages 2, 6, 7, 140 and 149 in accordance with the Staff’s comment.

Selected Historical Consolidated Condensed Financial Information

Reconciliation of Non-GAAP Measures, Page 91

2.

We note your response to comment 11 and reissue our comment in part. Please revise to quantify each of the components of this adjustment and provide us with a reconciliation to the amounts disclosed in your financial statements and related footnotes.

RESPONSE:

We have revised the Registration Statement on page 92 to include the three components of the change in fair value of servicing rights, net of hedging gains and losses metric. We have also included additional footnotes to the reconciliation table in order to identify where in our consolidated financial statements each of these individual components is included.

In response to your request for a reconciliation of each component to the amounts disclosed in our financial statements and related footnotes, we have provided this information in the Supplemental Letter in accordance with the Staff’s comment.

Please direct any questions that you may have with respect to the foregoing and any requests for additional supplemental information that may be required by the Staff to Joshua N. Korff, P.C. of Kirkland & Ellis LLP at (212) 446-4943 or Michael Kim, P.C. of Kirkland & Ellis LLP at (212) 446-4746.

Very truly yours,

LOANDEPOT, INC.

By:	/s/ Peter A. L. Macdonald
Name:	Peter A. L. Macdonald
Title:	Secretary and Executive Vice President

Enclosures

cc:	Robert Klein (Securities and Exchange Commission)

Hugh West (Securities and Exchange Commission)

Ethan Horowitz (Securities and Exchange Commission)

Jessica Livingston (Securities and Exchange Commission)

J. Nolan McWilliams (Securities and Exchange Commission)

Anthony Hsieh (loanDepot, Inc.)

Patrick Flanagan (loanDepot, Inc.)

Joshua N. Korff, P.C. (Kirkland & Ellis LLP)

Michael Kim, P.C. (Kirkland & Ellis LLP)

Michael Kaplan (Davis Polk & Wardwell LLP)

Yasin Keshvargar (Davis Polk & Wardwell LLP)

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